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                                               Filed by: Paradyne Networks, Inc.
                                       Pursuant to Rule 425 under the Securities
                                        Act of 1933 and deemed filed pursuant to
                         Rule 14a-6(b) under the Securities Exchange Act of 1934

                                          Subject Company: Elastic Networks Inc.
                                                  Commission File No.: 333-76814

                                                         Date: February 11, 2002

         Paradyne Networks, Inc. ("Paradyne") today presented the following information at a conference with investors:

                      PARADYNE TO ACQUIRE ELASTIC NETWORKS

-        Scheduled to close March 5, 2002

-        Highlights:

         -        Launches Paradyne into the in-building market

         - Expands our customer base with additional ITCO's and strong in-building customers (i.e., Verizon Avenue, Six Continents Hotels)

         - Strengthens our balance sheet and provides additional cash and working capital

         - Additional technology and product innovations in their EtherLoop and EtherLoop II

-        Transaction originally valued at $28.8M

         -        Adjusted net working capital        $16.8M

         -        Enterprise Value                     12.0M

-        Exchange Ratio

         - For each Elastic share, Elastic shareholders receive .1990 to .2692 shares of Paradyne (6.6M shares to 9M shares)

         - Based on 10 day average closing price of Paradyne prior to March 5, 2002 close

         - Ratio subject to adjustment based on net working capital of Elastic as of February 15, 2002

         The material contained in this filing contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, as applicable, particularly those statements regarding the effects of the acquisition of Elastic Networks Inc. ("Elastic") by Paradyne, and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. For those statements, Paradyne claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-



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looking statements relating to expectations about future results or events are based upon information available to Paradyne as of today's date, and Paradyne does not assume any obligation to update any of these statements. The forward-looking statements are not guarantees of the future performance of Paradyne or the combined company and actual results may vary materially from the results and expectations discussed. For instance, while Paradyne and Elastic have entered into a definitive agreement, there is no assurance that the parties will complete the transaction. In the event the companies do not receive necessary stockholder or other approvals or fail to satisfy conditions to closing, the transaction will terminate. Additional risks and uncertainties related to the acquisition include, but are not limited to, conditions in the financial markets relevant to the proposed acquisition, the successful integration of Elastic into Paradyne's business, and each company's ability to compete in the highly competitive data communications equipment industry. The revenues and earnings of Paradyne and the combined company and their ability to achieve their planned business objectives will be subject to a number of factors that make estimates of future operating results uncertain. These factors include: the timing and amount of expense reduction; the uncertainty of litigation, including putative stockholder class actions; a reliance on international sales; rapid technological change that could render Paradyne's or the combined company's products obsolete; the uncertain acceptance of new telecommunications services based on DSL; substantial dependence on network service providers who may reduce or discontinue their purchase of products or services at any time; the timing and amount of, or cancellation or rescheduling of, orders of Paradyne's or the combined company's products to existing and new customers; possible inability to sustain revenue growth or profitability; dependence on only a few customers for a substantial portion of Paradyne's or the combined company's revenue; highly competitive markets; reliance on sales of access products to BB Technologies Corporation (a newly formed subsidiary of SOFTBANK CORP.), Lucent Technologies and Avaya Inc.; dependence on sole and single-source suppliers and the reliability of the raw materials supplied by them to manufacture products under customer contracts; a long and unpredictable sales cycle; the number of DSL lines actually deployed by BB Technologies Corporation and other DSL customers as compared to forecasts; Paradyne's or the combined company's ability to manufacture adequate quantities of products at forecasted costs under customer contracts; Paradyne's or the combined company's ability to manufacture products in accordance with its published specifications; and other risks identified from time to time in Paradyne's and Elastic's SEC reports and public announcements.

         The proposed transaction will be submitted to Paradyne's and Elastic's stockholders for their consideration. Paradyne has filed with the SEC a registration statement containing a definitive joint proxy statement-prospectus regarding the proposed transaction, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF PARADYNE AND ELASTIC ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS HAS BEEN SENT TO PARADYNE'S AND ELASTIC'S STOCKHOLDERS SEEKING THEIR APPROVAL OF THE PROPOSED TRANSACTION. YOU CAN OBTAIN FREE COPIES OF THESE DOCUMENTS AT THE SEC'S INTERNET


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SITE (HTTP://WWW.SEC.GOV). COPIES OF THE DEFINITIVE JOINT PROXY
STATEMENT-PROSPECTUS AND THE SEC FILINGS THAT ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: PARADYNE, INVESTOR RELATIONS 727-530-8082.

         Paradyne and Elastic and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Paradyne and Elastic in connection with the acquisition. Information regarding those participants is included in the proxy statements for the Paradyne and Elastic annual stockholders' meetings for 2001, which are available at the SEC's website. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement-prospectus regarding the proposed transaction.